UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of August 18, 2014

Commission File Number 000-29360

RiT TECHNOLOGIES LTD.
(Translation of registrant's name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241) and Form F-3 (File Nos. 333-183566 and 333-190443), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

PART I:   APPROVAL OF AN AMENDMENT TO THE LOAN AGREEMENT WITH CONTROLLING SHAREHOLDER

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

On June 11, 2009 the Company entered into a Convertible Loan Agreement (the “Loan Agreement” or the “Loan”), with Stins Coman Incorporated, its controlling shareholder, providing for a loan of up to $10 million (the “Maximum Amount").

The Loan Agreement was attached as Annex B to the Company’s 2009 Proxy Statement which was filed as Exhibit 99.3 to the Company’s 6-K report filed with the SEC on August 11, 2009, and is incorporated herein by reference.

As previously reported, the Maximum Amount was increased a few times before (lastly in October 2012 by $10 million to a total of $35 million). In addition, the term of the Loan Agreement (initially twelve months), during which RiT may call for any unused portion of the loan, was extended a few times and the Loan Agreement terminates on December 31, 2015.

Most recently, both parties to the Loan Agreement decided to (i) increase the Loan’s Maximum Amount by an additional $10 million to a total of $45 million, and (ii) extend the Loan’s term until December 31, 2016. For implementing said changes, the Company has determined to sign an amendment to the Loan Agreement with Stins Coman (the “Transaction").

The Transaction

Accordingly, the Amendment document, which was signed as of August 12, 2014 (the “Amendment”), provides for two issues: (i) extension of the Loan Agreement’s term until December 31, 2016 (aggregate term of approximately 90 months), and (ii) increase of the Loan’s Maximum Amount by $10 million to a total of $45 million. The remaining provisions of the Loan Agreement remain unchanged.

A copy of the Amendment is attached as Exhibit 99.1 to this Form 6-K.

A copy of the Press release dated August 14, 2014 announcing the loan Amendment is attached as Exhibit 99.2 to this Form 6-K.

The foregoing is qualified in its entirety by reference to the full text of the executed Amendment.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining that:

(i) the proposed amendment/change is merely a term extension of an already approved and existing transaction (i.e. the Loan Agreement being approved previously by the Company’s Audit Committee, Board of Directors and the shareholders in 2009) (ii) the aggregate Term of approximately 90 months (after this extension), is necessary and reasonable under the circumstances, and (iii) the increase of the loan’s Maximum Amount is a change which only credits RiT, given that RiT is granted with a right for additional loan amounts (additional $10 million), capable of being drawn down (or not) at RiT’s sole discretion.

In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•	Changing/increasing the loan’s Maximum Amount by additional $10 million will provide the Company additional financial backup and will support the implementation of its strategic plan going forward.

•	Such change (Loan increase), only credits RiT i.e. conferring an enhanced right to draw a higher amount, solely at RiT’s discretion.

•	Extending the Loan's Term (taking also into account the Loan’s provisions including the interest rate specified therein), is in the best interests of RiT, being a long term financial backup.

•	Given the above, such additional extension for a total Term of approximately 90 months (counted from June 2009), is necessary and reasonable under the circumstances.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Elan Yaish, CFO, no later than September 1, 2014.

PART II:   ADDITIONAL PRESS RELEASE

This part II consists of the following document:

Press release dated August 13, 2014: RiT Technologies Reports Financial Results for the Second Quarter of 2014

A copy of the press release is attached as Exhibit 99.3 to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: August 18, 2014	By:	/s/ Elan Yaish
Elan Yaish, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Loan Amendment dated August 12, 2014.

99.2	Press release dated August 14, 2014: Stins Coman Increases RiT Technologies' Convertible Loan Threshold Up to $45 Million

99.3	Press release dated August 13, 2014: RiT Technologies Reports Financial Results for the Second Quarter of 2014